Exhibit 99.2
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED
(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
CONNECTED TRANSACTION AND DISCLOSEABLE TRANSACTION
Subscription for RMB2.441 billion new registered
capital of China Petroleum Finance Co., Ltd

SUMMARY
Subscription
The Board is pleased to announce that the Company has entered into the Subscription Agreement with CPF and CNPC on 25 March 2010, pursuant to which the parties have agreed for the Company to contribute a total capital of RMB9.618 billion (approximately HK$10.965 billion) to (a) subscribe for a total of RMB2.441 billion new registered capital of CPF (approximately HK$2.783 billion) and (b) account the remaining RMB7.177 billion into the capital reserves of CPF.
Prior to the Subscription, the capital contribution by the Company to CPF was RMB225 million, representing approximately 7.5% of the total registered capital of CPF. Following completion of the Subscription, the total registered capital of CPF will be increased from RMB3 billion to RMB5.441 billion, in which an aggregate of RMB2.666 billion will be contributed by the Company, representing approximately 49% of the enlarged total registered capital of CPF.
The consideration for the Subscription was arrived at after arm’s length negotiations on an fair and equal basis, and taking into account the valued total equity attributable to equity holders of CPF as at 30 June 2009 as well as the total capital of CPF prior to the Subscription. The total consideration under the Subscription Agreement amounts to approximately RMB9.618 billion (approximately HK$10.965 billion).

Listing Rules Implications
CNPC is the controlling shareholder of the Company. CPF is 92.5% owned by CNPC and 7.5% owned by the Company as at the date of this announcement and therefore both CNPC and CPF are connected persons of the Company. Accordingly, the Subscription constitutes a connected transaction of the Company.
As the applicable percentage ratios of the transactions contemplated in the Subscription Agreement exceed 2.5%, the Subscription constitutes a connected transaction which is subject to the reporting, announcement and independent shareholders’ approval requirements of the Company for the purpose of Chapter 14A of the Listing Rules.
As the applicable percentage ratios of the transactions contemplated in the Subscription Agreement exceed 5% but are less than 25%, the Subscription also constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.
The Board is of the view that the transactions contemplated in the Subscription Agreement are on normal commercial terms and entered into in the ordinary and usual course of business of the Company and in the interests of the Company and its shareholders as a whole.
The AGM
A circular containing, among other things, (i) further details of the Subscription, (ii) a letter from the independent board committee, (iii) a letter from the independent financial adviser, and (iv) a notice of the AGM will be dispatched by the Company to the Shareholders as soon as practicable after the date of this announcement. CNPC and its associates will abstain from voting on the resolution to approve the Subscription Agreement at the AGM.
INTRODUCTION
The Board is pleased to announce that the Company has entered into the Subscription Agreement with CPF and CNPC on 25 March 2010, pursuant to which the parties have agreed for the Company to contribute a total capital of RMB9.618 billion (approximately HK$10.965 billion) to (a) subscribe for a total of RMB2.441 billion new registered capital of CPF (approximately HK$2.783 billion) and (b) account the remaining RMB7.177 billion into the capital reserves of CPF.
THE SUBSCRIPTION AGREEMENT
Date: 25 March 2010
Parties:
     (a) the Company;
     (b) CPF; and
     (c) CNPC.

The Subscription and the new registered capital of CPF
Pursuant to the Subscription Agreement, the Company will contribute a total capital of RMB9.618 billion (approximately HK$10.965 billion) to (a) subscribe for a total of RMB2.441 billion new registered capital of CPF (approximately HK$2.783 billion) and (b) account the remaining RMB7.177 billion into the capital reserves of CPF.
Prior to the Subscription, the capital contribution by the Company to CPF was RMB225 million, representing approximately 7.5% of the total registered capital of CPF. Following completion of the Subscription, the total registered capital of CPF will be increased from RMB3 billion to RMB5.441 billion, in which an aggregate of RMB2.666 billion will be contributed by the Company, representing approximately 49% of the enlarged total registered capital of CPF. The capital contribution by CNPC to CPF remains RMB2.775 billion, which represents approximately 51% of the enlarged total registered capital of CPF following completion of the Subscription.
Consideration
BDO China Shu Lun Pan CPAS , public accountants independent of the Company, audited the financial statements of CPF as at 30 June 2009. In accordance with the audited financial statements of CPF prepared under the PRC GAAP as at 30 June 2009, the book value of the total assets, the liabilities and the net assets of CPF was RMB292.292 billion, RMB281.070 billion and RMB11.222 billion respectively and following adjustments based on the equity approach, the total assets of CPF were RMB292.531 billion and the net assets were RMB11.461 billion.
Beijing Zhongfeng Assets Appraisal Co., Ltd. , valuer independent of the Company, conducted independent asset valuation on the market value of the total equity attributable to equity holders of CPF. Two different approaches were adopted in the valuation, namely the asset-based approach and the income approach.
Based on the calculation adopting the asset-based approach, as at 30 June 2009, the valued total assets of CPF was RMB292.685 billion, which compared to the book value of the total assets of CPF for the same period (in accordance with the audited financial statements of CPF prepared under the PRC GAAP), increased by RMB0.393 billion, representing a premium of 0.13%. The valued liabilities of CPF was RMB281.027 billion, which compared to the book value of the liabilities of CPF for the same period (in accordance with the audited financial statements of CPF prepared under the PRC GAAP), decreased by RMB0.043 billion, representing a discount of 0.02%. The valued net assets of CPF was RMB11.657 billion, which (i) compared to the book value of the net assets of CPF for the same period (in accordance with the audited financial statements of CPF prepared under the PRC GAAP), increased by RMB0.435 billion, representing a premium of 3.88%, and (ii) compared to the book value of the net assets of CPF for the same period (in accordance with the audited financial statements of CPF prepared under the PRC GAAP and following adjustments based on the equity approach), increased by RMB0.196 billion, representing a premium of 1.72%.
Based on the calculation adopting the income approach, as at 30 June 2009, the valued total equity attributable to equity holders of CPF was RMB11.823 billion, which compared to the book value of the net assets of CPF for the same period (in accordance with the audited financial statements of CPF prepared under the PRC GAAP), increased by RMB0.601 billion, representing a premium of 5.36%; and compared to the book value of the net assets of CPF for the same period (in accordance with the audited financial statements of CPF prepared under the PRC GAAP and following adjustments based on the equity approach), increased by RMB0.362 billion, representing a premium of 3.16%.
According to Beijing Zhongfeng Assets Appraisal Co., Ltd., valuer independent of the Company, the advantage of the asset-based approach is that it directly reflects the value of each category of assets and the disadvantage is that it does not appropriately take into account the future value of assets, which may result in insufficient evaluation of the comprehensive corporate value and the value of the intangible assets. However, the income approach is to evaluate assets from the perspective of the basis of the fair market value of the assets (which means the prospective profitability of assets). Since CPF is both a capital-intensive and intelligence-intensive enterprise, the income approach is a better approach to present the total equity value attributable to equity holders of CPF in its entirety with accuracy. Accordingly, Beijing Zhongfeng Assets Appraisal Co., Ltd. adopted the income approach in its valuation to conclude its final valuation results.
Accordingly, the consideration for the Subscription was arrived at after arm’s length negotiations and taking into account the valued total equity attributable to equity holders of CPF as at 30 June 2009 as well as the total capital of CPF prior to the Subscription. The consideration was determined also based on the market environment, the operation status, the profitability and the cash flow generating ability of CPF.
The Company will subscribe for the new registered capital of CPF pursuant to the Subscription Agreement. As such, there was no original and/or ascertainable purchase cost paid by CPF.
The total consideration under the Subscription Agreement amounts to approximately RMB9.618 billion (approximately HK$10.965 billion).The consideration will be paid in full in cash on the Completion Date as agreed in the Subscription Agreement to a designated account of CPF. The consideration will be satisfied in full from the Company’s internal funds.
Conditions precedent
The payment of consideration by the Company to CPF is conditional upon satisfaction in full of the following conditions:
(a)	each of the Company and CNPC having obtained their respective effective approvals from their respective internal authorities of the Subscription;

(b)	CPF having obtained effective approvals from its internal authorities of the Subscription, including but not limited to: (i) the subscription plan, (ii) changes to the registered capital and share structure and amendments to the articles of association of CPF resulting from the Subscription, and (iii) other matters in relation to the Subscription.

(c)	the approval by the Banking Regulatory Agencies of the Subscription having been obtained; and

(d)	all undertakings, representations and warranties given by the parties in the Subscription Agreement being true and accurate.

The Subscription Agreement’s becoming effective
The Subscription Agreement will become effective from the date on which all necessary internal corporate authorizations and approvals in relation to the execution and performance of the Subscription Agreement are duly obtained by each of the Company, CPF and CNPC.
REASONS FOR AND BENEFITS OF THE SUBSCRIPTION
The Board considers that the Subscription is an important step to enhance the investment return of the Company and to further materialise the internalisation of financial services and benefits in the CNPC group with the following significances:
(a)	following completion of the Subscription and as a result of the increase of the Company’s shareholding in CPF from 7.5% to 49%, the new shareholding structure is more compatible with the quantity of business between the Company and CPF, and the Company will consequently enjoy more benefits from the robust capital management income of CPF, which will bring new opportunities for the Company to enhance its financial profitability and to strengthen its return on equity to the shareholders of the Company;

(b)	resulting from the enhanced strength of CPF following the Subscription, the Company will benefit from more integrated financial services provided by CPF domestically and overseas, as well as reduced financing and trading costs of the Company;

(c)	the Subscription will strengthen CPF’s capital adequacy, improve its financial performance indexes and satisfy the long-term development and regulatory necessities for CPF, which will in return provide more comprehensive accounting management services and financial support to the members of the CNPC group, including the Company.
BOARD OPINION
The Board is of the view that the transactions contemplated in the Subscription Agreement are on normal commercial terms and entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole.
RELATIONSHIP BETWEEN THE PARTIES AND LISTING RULES IMPLICATIONS
CNPC is the controlling shareholder of the Company. CPF is 92.5% owned by CNPC and 7.5% owned by the Company as at the date of this announcement. Therefore, both CNPC and CPF are connected persons of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly, the Subscription constitutes a connected transaction of the Company.
As the applicable percentage ratios of the transactions contemplated in the Subscription Agreement exceed 2.5%, the Subscription constitutes a connected transaction of the Company subject to the reporting, announcement and independent shareholders’ approval requirements for the purpose of Chapter 14A of the Listing Rules.

As the applicable percentage ratios of the transactions contemplated in the Subscription Agreement exceed 5% but are less than 25%, the Subscription also constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.
Pursuant to Chapter 14A of the Listing Rules, shareholders’ approval is required to approve the connected transaction and any connected person with a material interest in the relevant connected transaction are required to abstain from voting on the relevant resolution at the AGM. Accordingly, CNPC and its associates will abstain from voting on the resolution to approve the Subscription Agreement at the AGM.
An independent board committee, which will comprise all of the independent non-executive Directors, will be established to advise the independent shareholders, and an independent financial adviser will be appointed to advise the independent board committee and the independent shareholders, in each case on the terms of the Subscription Agreement pursuant to which the Subscription will be effected. Their respective views will be included in a letter from the independent board committee and a letter from the independent financial adviser in a circular to be dispatched by the Company to its shareholders as soon as practicable after the date of this announcement.
INFORMATION ON THE COMPANY
The Company was incorporated in the PRC on 5 November 1999 as a joint stock company limited by shares, during the reorganisation of CNPC, under the Company Law of the PRC. The Company’s H Shares are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange, and its A Shares are listed on the Shanghai Stock Exchange.
The Company is the largest oil and gas producer and distributor, playing a dominant role in the oil and gas industry in China. It is not only one of the companies with the biggest sales revenue in China, but also one of the largest oil companies in the world. The Company is engaged in extensive petroleum and natural gas-related activities, including principally the exploration, development, production and sale of crude oil and natural gas; the refining, transportation, storage and marketing of crude oil and petroleum products; the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and the transmission of natural gas, crude oil and oil products as well as the sale of natural gas.
INFORMATION ON CNPC
CNPC is a petroleum and petrochemical conglomerate that was formed in July 1998 as a result of the restructuring launched by the State Council of the predecessor of CNPC, China National Petroleum Company . CNPC is also a state-authorised investment corporation and a state controlled company. CNPC is a multi-regional, multi-industry, multinational comprehensive energy company integrating upstream and downstream operations, domestic and international trade as well as production and distribution operated in line with the modern enterprise governance regime.
INFORMATION ON CPF
CPF was incorporated on 18 December 1995 as a non-banking financial institution. As at the date of this announcement, CPF is 92.5% owned by CNPC and 7.5% owned by the Company.

Its registered capital is approximately RMB3 billion and its corporate type is limited liability company.
CPF primarily engages in, including but not limited to, providing guarantee to members of the CNPC group, providing entrusted loan and entrusted investment services to members, bill acceptance and discounting for members, internal fund transfer and settlement among members and relevant internal settlement and clearance plans designing, taking deposits from members, providing loans and financing leases to members, underwriting corporate bonds of members of the CNPC group, and investment in marketable securities.
As at 31 December 2009, the total assets of CPF were approximately RMB384.459 billion (approximately HK$438.283 billion) and the net asset value of CPF was approximately RMB12.016 billion (approximately HK$13.698 billion). For the three years ended 31 December 2007, 2008 and 2009, the profit before taxation of CPF was RMB3.738 billion (approximately HK$4.261 billion), RMB2.633 billion (approximately HK$3.002billion) and RMB3.001 billion (approximately HK$3.421 billion), respectively. For the three years ended 31 December 2007, 2008 and 2009, the net profit after taxation of CPF was RMB2.564 billion (approximately HK$2.923 billion), RMB2.171 billion (approximately HK$2.475 billion) and RMB2.296 billion (approximately HK$2.617 billion), respectively. The financial information of CPF prepared under the PRC GAAP does not contain any material variations if such information would be prepared under the International Financial Reporting Standards.
THE AGM
A circular containing, among other things, (i) further details of the Subscription, (ii) a letter from the independent board committee, (iii) a letter from the independent financial adviser, and (iv) a notice of the AGM will be dispatched by the Company to its shareholders as soon as practicable after the date of this announcement.
Pursuant to Rule 14A.54 of the Listing Rules, any connected person with a material interest in the relevant connected transaction is required to abstain from voting on the relevant resolution at the AGM. Accordingly, CNPC and its associates will abstain from voting on the resolution to approve the Subscription Agreement at the AGM.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“AGM”	the annual general meeting of the Company to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on Thursday, 20 May 2010 at 9:00 a.m., and any adjournment thereof

“associate(s)”	has the meaning given to it in the Listing Rules

“Board”	the board of directors of the Company, including the independent non-executive directors of the Company

“Banking Regulatory Agencies”	the China Banking Regulatory Commission and its agencies

“CNPC”	China National Petroleum Corporation, a State-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company, and for the purpose of this announcement, shall include all subsidiaries, branches and units of CNPC other than the Group

“CPF”	China Petroleum Finance Co., Ltd, a company incorporated under the laws of the PRC with limited liability, and 92.5% owned by CNPC and 7.5% owned by the Company as at the date of this announcement

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999, during the reorganisation of CNPC and under the Company Law of the PRC, the H Shares of which are listed on the Hong Kong Stock Exchange with American Depository Shares listed on the New York Stock Exchange, and the A Shares of which are listed on the Shanghai Stock Exchange

“Completion Date”	the date falling within fifteen business days after the date of satisfaction of all the conditions precedent pursuant to the Subscription Agreement, i.e. the date of consideration payment by the Company

“connected person(s)”	has the meaning given to it in the Listing Rules

“controlling shareholder”	has the meaning given to it in the Listing Rules

“Director(s)”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying American Depository Share(s)

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“PRC” or “China”	the People’s Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“PRC GAAP”	the Generally Accepted Accounting Principles in China

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	ordinary share(s) of the Company

“Subscription”	the capital contribution by the Company of RMB9.618 billion in cash to (a) subscribe for a total of RMB2.441 billion new registered capital of CPF and (b) account the remaining RMB7.177 billion into the capital reserves of CPF pursuant to the Subscription Agreement

“Subscription Agreement”	the subscription agreement dated 25 March 2010 entered into between the Company, CPF and CNPC in respect of the Subscription

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
Beijing, 25 March 2010
As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.
This announcement contains translations between RMB and Hong Kong dollar amounts at RMB1.00=HK$1.14 for reference purpose only. The translations should not be taken as a representation that RMB could actually be converted into Hong Kong dollar at such rates or at all.